SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
FLOWERS FOODS, INC.
1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Flowers Foods, Inc. 401(k) Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (“the Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 25, 2008

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statements of Net Assets Available For Benefits
As of December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value
Collective investment trusts	$22,564,821	$18,611,260
Mutual funds	96,769,456	82,788,483
Flowers Foods, Inc. common stock	25,776,721	19,478,912
Participant loans	6,162,482	4,806,842

	151,273,480	125,685,497

Cash	9,438	16,693

Contribution receivables
Employer	229,803	62,989
Participants	170,057	149,748

	399,860	212,737

Net assets available for benefits, at fair value	151,682,778	125,914,927
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(318,020)	17,923

Net assets available for benefits	$151,364,758	$125,932,850

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2007

Additions to net assets attributed to
Investment income:
Interest	$520,101
Dividends	7,818,779
Net appreciation in fair value of investments	4,290,488

12,629,368

Contributions
Employer	12,737,159
Participants	10,574,055
Rollovers	380,881

23,692,095

Total additions	36,321,463

Deductions from net assets attributed to
Benefit payments	10,833,462
Administrative expenses	56,093

Total deductions	10,889,555

Net increase in net assets	25,431,908
Net assets available for benefits at beginning of year	125,932,850

Net assets available for benefits at end of year	$151,364,758

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.   Description of the Plan
The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Mercer Trust is the trustee and custodian of the Plan.
Eligibility for Participation
Employees are identified as eligible or ineligible to participate in the Plan depending on the length of the employee’s employment with the Company. Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period from the date of hire. Upon attaining eligibility status, participation in the Plan is voluntary.
Contributions
Allowable employee contributions are 100% of the participant’s available pay, up to the IRS maximum amounts. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company provides matching contributions which generally are equal to 50% of the participant’s elective contributions, limited to contributions on 6% of pay, and provides basic contributions for eligible employees of the Company at specified locations as described within the Plan documents. During 2007, basic contribution amounts were 3% of an employee’s compensation.
Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on each participant’s account balance.
The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.
Vesting
Participants vest immediately in their contributions plus allocated earnings thereon. The vesting period for the Company match on elective contributions is three years of service. Basic contributions made by the Company for all eligible employees vest after three years of service. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans, which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.
Administrative Expenses
Administrative fees charged by the trustee relating to participant loans and distributions to terminated participants are paid by the affected participants and are presented as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.
Distribution of Benefits
Upon termination of service for any reason, a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less.
2.   Summary of Significant Accounting Policies
Basis of Accounting
The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Common stock is stated at year-end quoted market prices. Mutual funds are stated at the reported net asset value of shares held by the Plan at year-end. The Plan’s interest in collective trusts are valued based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. Participant loans are stated at cost, which represents fair value. Cash equivalents, which consist primarily of highly liquid money market instruments, are stated at cost, which approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned, and dividends are recorded on the ex-dividend date.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and provide for expanded disclosures about the development of such measurements and their effect on earnings. Although the statement does not require any new fair value measurements, its definition of fair value and the framework it establishes for measuring fair value in generally accepted accounting principles will result in some changes from current practice. The guidance in this statement is generally effective for the Plan’s 2008 fiscal year. The initial application of this standard is not expected to have a material impact on the Plan’s net assets available for benefits.
Contributions
Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
3.   Investments
The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Putnam Stable Value Fund, at contract value, 16,086,865 and 14,077,365 shares, respectively	$16,086,865	$14,077,365
Dodge & Cox Stock Fund, 268,610 and 236,352 shares, respectively	37,138,023	36,270,512
Wells Fargo Advantage Endeavor Select Fund, 2,061,766 and 0 shares, respectively	24,225,868	—
Putnam Voyager Fund, 1 and 1,109,600 shares, respectively	*	20,316,768
Pimco Total Return Fund, 1,577,978 and 1,394,441 shares, respectively	16,868,587	14,474,301
American Europacific Growth Fund, 195,681 and 140,328 shares, respectively	9,954,269	6,533,691
Flowers Foods, Inc. common stock, 1,101,099 and 1,082,562 shares, respectively	25,776,721	19,478,912

*	The Plan has one share of Putnam Voyager Fund valued at $9 at December 31, 2007, but has not been included in the table above as it does not meet the threshold for disclosure.
Net appreciation (depreciation) in the fair value of investments for the year ended December 31, 2007 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

Collective investment trusts	$250,846
Mutual funds	(1,800,868)
Flowers Foods, Inc. common stock	5,840,510

$4,290,488

4.   Plan Termination
Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.
5.   Forfeitures
At December 31, 2007 and 2006, forfeited nonvested accounts totaled $61,108 and $249,556, respectively. These accounts will be used to reduce future employer contributions. Also, in 2007, employer contributions were reduced by $1,051,815 from forfeited nonvested accounts.
6.   Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated February 2, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
7.   Related Party Transactions
Certain Plan investments are shares of money market funds or mutual funds managed by Mercer Trust, an affiliate of Putnam, and shares of Flowers Foods, Inc. common stock. At December 31, 2007 and 2006, the Plan held 1,101,099 shares and 1,082,562 shares of Flowers Foods, Inc. common stock with a market value of $25,776,721 and $19,478,912, respectively. In June 2007 the board of directors declared a 3-for-2 stock split of Flowers Foods, Inc. common stock. As a result, the 2006 shares have been adjusted accordingly. Mercer Trust is the trustee as defined by the Plan and Flowers Foods, Inc. is the Plan sponsor. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, participant loans qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
8.   Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule I
Flowers Foods, Inc.
401(k) Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007 (EIN No. 58-2582379/Plan Number 004)

	(b) Identity of issue, borrower,	(c) Description of investment, including maturity date,		(e) Current
(a)	lessor or similar party	rate of interest, collateral, par or maturity value	(d) Cost **	Value
*	Putnam Stable Value Fund	Collective investment trust, at contract value; 16,086,865 shares		$16,086,865
	S&P 500 Index Fund	Collective investment trust; 157,422 shares		6,159,936

				22,246,801

	Dodge & Cox Stock Fund	Mutual Fund; 268,610 shares		37,138,023
	Wells Fargo Advantage Endeavor Select Fund	Mutual Fund; 2,061,766 shares		24,225,868
	Pimco Total Return Fund	Mutual Fund; 1,577,978 shares		16,868,587
	American Europacific Growth Fund	Mutual Fund; 195,681 shares		9,954,269
*	The George Putnam Fund of Boston	Mutual Fund; 372,925 shares		5,989,168
	Columbia Acorn Fund	Mutual Fund; 78,271 shares		2,317,609
*	Putnam Voyager Fund	Mutual Fund; 1 share		9
*	Putnam Retirementready Maturity	Mutual Fund; 2 shares		93
*	Putnam Retirementready 2010 Fund	Mutual Fund; 9 shares		501
*	Putnam Retirementready 2015 Fund	Mutual Fund; 2,268 shares		132,805
*	Putnam Retirementready 2020 Fund	Mutual Fund; 1,415 shares		79,673
*	Putnam Retirementready 2025 Fund	Mutual Fund; 2 shares		130
*	Putnam Retirementready 2030 Fund	Mutual Fund; 975 shares		55,490
*	Putnam Retirementready 2035 Fund	Mutual Fund; 11 shares		612
*	Putnam Retirementready 2040 Fund	Mutual Fund; 12 shares		689
*	Putnam Retirementready 2045 Fund	Mutual Fund; 51 shares		3,005
*	Putnam Retirementready 2050 Fund Class A	Mutual Fund; 54 shares		2,925

				96,769,456

*	Flowers Foods, Inc.	Common Stock; 1,101,099 shares		25,776,721

*	Participant loans	Notes, with interest rates between 6.0% and 11.5%		6,162,482

				$150,955,460

*	Denotes parties-in-interest

**	Cost information not required for participant-directed accounts under an individual account plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
Date: June 25, 2008	By:	/s/ Donald A. Thriffiley, Jr.
Donald A. Thriffiley, Jr.
Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan
Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP